EXHIBIT 99.73
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE
                                NOVEMBER 15, 2004

          ADVANTAGE ANNOUNCES MONTHLY DISTRIBUTION OF CDN$0.25 PER UNIT
                                  (TSX: AVN.UN)

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Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of November 2004 will be Cdn$0.25 per Unit. The current monthly distribution represents an annualized yield of 14.2% based on the November 12, 2004 closing price of Cdn$21.15 per Unit.

The distribution will be payable on December 15, 2004 to Unitholders of record at the close of business on November 30, 2004. The ex-distribution date is November 26, 2004. The cash distribution is based on approximately 45.3 million Units currently outstanding and Debentures outstanding as follows:

    COUPON           DEBENTURES OUTSTANDING             CONVERSION PRICE
    --------------------------------------------------------------------
     10.00%             $     4,888,000                      $ 13.30
      9.00%                  17,837,000                      $ 17.00
      8.25%                  17,548,000                      $ 16.50
      7.75%                  50,000,000                      $ 21.00
      7.50%                  70,051,000                      $ 20.25
                             ----------

                        $   160,324,000
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Subject to the successful closing of the Defiant acquisition on or before
December 31, 2004, Advantage will increase the cash distribution by 12% to $0.28 per Unit commencing in January 2005. The first $0.28 per Unit distribution will be payable on February 15, 2005 to Unitholders of record at the close of business on January 31, 2005. The ex-distribution date will be January 27, 2005. The increased distribution represents an annualized yield of 15.9% based on the November 12, 2004 closing price of $21.15 per Unit.

                                  WEBCAST ALERT

VP and Director, Gary Bourgeois will be participating in the Canadian Energy Trust Virtual Forum on Tuesday, November 16 at 9:30 am EST. The forum can be accessed on the internet at
HTTP://WWW.INFORMEDINVESTORS.COM/IIF_FORUM.ASP?FORUMID=85132.

For further information contact:

                          Mr. Gary F. Bourgeois, VP and
                         Director Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.